File No. 811-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:  RiverNorth Tactical Opportunities Fund, Inc.

Address of Principal Office (No. & Street, City, State, Zip Code):

325 North LaSalle Street, Suite 645
Chicago, IL  60654

Telephone Number (including area code):  (312) 832-1440

Name and address of agent for service of process:

Patrick W. Galley
325 North LaSalle Street, Suite 645
Chicago, IL  60654

Copy to:
David A. Sturms
Renee M. Hardt
Vedder Price P.C.
222 North LaSalle Street
Chicago, IL 60601

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES	☒	NO	☐

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Chicago and the state of Illinois on the ____ day of September, 2010.

RiverNorth Tactical Opportunities Fund, Inc.

By:	/s/Patrick W. Galley
Patrick W. Galley
Director, President and Chief Executive Officer

Attest:
/s/Jonathan M. Mohrhardt
Jonathan M. Mohrhardt
Treasurer and Chief Financial Officer